Filed Pursuant to Rule 433

Registration No. 333-192562

February 25, 2014

U.S.$1,250,000,000
TransCanada PipeLines Limited

4.625% Senior Notes due 2034

Issuer:	TransCanada PipeLines Limited

Security:	4.625% Senior Notes due 2034

Size:	U.S.$1,250,000,000

Maturity Date:	March 1, 2034

Coupon:	4.625%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2014

Price to Public:	99.548%

Benchmark Treasury:	3.75% due November 15, 2043

Benchmark Treasury Yield:	3.66%

Spread to Benchmark Treasury:	+100 basis points

Yield:	4.66%

Redemption:	At any time prior to December 1, 2033, at the greater of par or a discount rate of Treasury plus 15 basis points

At Par Redemption:	On or after December 1, 2033

Trade Date:	February 25, 2014

Expected Settlement Date:	February 28, 2014 (T+3)

CUSIP:	89352HAM1

ISIN:	US89352HAM16

Joint Bookrunners:	HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Co-Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Credit Suisse Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll free at (866) 811-8049 or J.P. Morgan Securities LLC collect at 212-834-4533.